UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent to the Superintendencia de Valores y Seguros de Chile on April 30, 2009.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

 Santiago, April 30, 2009

Mr. Guillermo Larraín R.
Superintendent
Superintendent of Securities and Insurance
Avda. Lib. Bernardo O'Higgins N°1449
Santiago, Chile

MATERIAL EVENT

Dear Mr. Superintendent:

We hereby inform you that the members of the Board of Directors of Sociedad Química y Minera de Chile S.A. -SQM-, gathered in a Board Meeting on April 28 of this year, agreed to authorize a supply contract or “Supply Agreement” which establishes that SQM Salar S.A., affiliate of SQM, will sell to PCS Sales (USA) Inc. -PCS-, affiliate of Potash Corporation of Saskatchewan Inc., majority shareholder of SQM, an approximate quantity between 150,000 and 250,000 tons annually of potassium chloride to be sold by PCS in Japan, India and the People’s Republic of China. In addition, this contract will be for the period between May 1, 2009 and May 1, 2012 in terms and conditions similar to the ones that exist in the market at pertinent moments.

We are communicating the above information to you as a material event as established by articles 9 and 10 second subsection of the Law N°18.045 y 44 and the Law N°18.046. This is additionally in accordance with the General Character Norm N°30 that the Superintendent emitted on November 10, 1989.

We are at your disposition to clarify any additional aspect you deem pertinent related to the above information.

Sincerely,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Patricio Contesse G.
Chief Executive Officer

cc:           Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

MAS/mer
FIS/072

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: April 30, 2009